PRESS RELEASE

CN Announces Third Quarter Results

Company Focused on Aligning Resources to Demand

MONTREAL, October 22, 2024 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2024.

“Our scheduled operating plan demonstrated its resilience in the third quarter, allowing us to adapt our operations to challenges posed by wildfires and prolonged labor issues. Our operations recovered quickly and the railroad is running well. As we close 2024, we will continue to focus on recovering volumes, growth, and ensuring our resources are aligned to demand.”
–Tracy Robinson, President and Chief Executive Officer, CN

Quarterly highlights
•Revenue ton miles (RTMs) of 56,548 (millions), an increase of 2%.
•Revenues of C$4,110 million, an increase of C$123 million, or 3%.
•Operating income of C$1,515 million was in line with prior year.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 63.1%, an increase of 1.1-points.
•Diluted earnings per share (EPS) of C$1.72, an increase of 2%.

2024 guidance and long-term financial outlook (1)(2)
CN continues to expect to deliver adjusted diluted EPS growth in the low single-digit range and continues to expect to invest approximately C$3.5 billion in its capital program, net of amounts reimbursed by customers. The Company also continues to expect adjusted return on invested capital (ROIC) to be in the 13%-15% range.

Over the 2024-2026 period, CN continues to target compounded annual adjusted diluted EPS growth in the high single-digit range.

CONFERENCE CALL DETAILS
CN's senior officers will review the results and the railway's outlook in a conference call starting at 4:30 p.m. Eastern Time on October 22. Tracy Robinson, CN President and Chief Executive Officer, will lead the call. Parties wishing to participate via telephone may dial 1-800-715-9871 (Canada/U.S.), or 1-647-932-3411 (International), using 5497429 as the passcode. Participants are advised to dial in 10 minutes prior to the call.

(1) Non-GAAP Measures
CN's full-year and long-term adjusted diluted EPS outlook and full-year adjusted ROIC outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS or its adjusted ROIC because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook or its adjusted ROIC outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute"forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

CN | 2024 Quarterly Review – Third Quarter 1

PRESS RELEASE
2024 key assumptions
CN has made a number of economic and market assumptions in preparing its 2024 outlook. The Company continues to assume slightly positive North American industrial production in 2024. For the 2023/2024 crop year, the grain crop in Canada was below its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was above its three-year average. The Company continues to assume that the 2024/2025 grain crop in Canada will be in line with its three-year average (excluding the significantly lower 2021/2022 crop year) and that the U.S. grain crop will be above its three-year average. CN continues to assume RTM growth will be at the low end of the 3%-5% range assumed previously. CN assumes continued pricing above rail inflation. CN also continues to assume that in 2024, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and that in 2024 the average price of crude oil (West Texas Intermediate) will be in the range of US$80 - US$90 per barrel. Additionally, CN assumes that there will be no further rail or port labor disruptions in 2024.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN continues to assume that the North American industrial production will increase by approximately 1% CAGR over the 2024 to 2026 period. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this news release.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.ca as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

About CN
CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director	Assistant Vice-President
Public Affairs and Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca
2 CN | 2024 Quarterly Review – Third Quarter

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,110	3,987	12,688	12,357
Freight revenues ($ millions)	3,922	3,820	12,212	11,933
Operating income ($ millions)	1,515	1,517	4,619	4,779
Adjusted operating income ($ millions) (2)(3)	1,515	1,517	4,697	4,779
Net income ($ millions)	1,085	1,108	3,302	3,495
Adjusted net income ($ millions) (2)(3)	1,085	1,108	3,360	3,495
Diluted earnings per share ($)	1.72	1.69	5.19	5.27
Adjusted diluted earnings per share ($) (2)(3)	1.72	1.69	5.28	5.27
Free cash flow ($ millions) (2)(4)	584	581	2,060	2,274
Gross property additions ($ millions)	1,176	934	2,605	2,270
Share repurchases ($ millions)	427	1,196	2,498	3,438
Dividends per share ($)	0.8450	0.7900	2.5350	2.3700
Financial ratio
Operating ratio (%) (5)	63.1	62.0	63.6	61.3
Adjusted operating ratio (%) (2)(3)	63.1	62.0	63.0	61.3
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	110,555	108,221	344,034	333,356
Revenue ton miles (RTMs) (millions)	56,548	55,640	176,233	171,478
Carloads (thousands)	1,304	1,326	4,066	4,048
Route miles (includes Canada and the U.S.)	18,800	18,600	18,800	18,600
Employees (end of period)	25,428	25,101	25,428	25,101
Employees (average for the period)	25,593	25,168	25,451	24,859
Key operating measures
Freight revenue per RTM (cents)	6.94	6.87	6.93	6.96
Freight revenue per carload ($)	3,008	2,881	3,003	2,948
GTMs per average number of employees (thousands)	4,320	4,300	13,518	13,410
Operating expenses per GTM (cents)	2.35	2.28	2.35	2.27
Labor and fringe benefits expense per GTM (cents)	0.72	0.71	0.74	0.70
Diesel fuel consumed (US gallons in millions)	94.4	90.0	301.0	291.5
Average fuel price ($ per US gallon)	4.43	4.66	4.50	4.56
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.854	0.832	0.875	0.874
Train weight (tons)	9,130	9,246	9,104	9,146
Train length (feet)	7,849	7,927	7,885	7,870
Car velocity (car miles per day)	208	209	208	212
Through dwell (entire railroad, hours)	7.1	7.1	7.0	7.0
Through network train speed (miles per hour)	19.2	19.7	18.7	19.9
Locomotive utilization (trailing GTMs per total horsepower)	182	189	186	191
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.04	1.08	1.08	1.03
Accident rate (per million train miles)	1.46	2.10	1.62	1.86
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
CN | 2024 Quarterly Review – Third Quarter 3

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended September 30				Nine months ended September 30
	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2024	2023	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	839	758	11%	9%	2,546	2,334	9%	8%
Metals and minerals	502	515	(3%)	(4%)	1,560	1,541	1%	—%
Forest products	467	466	—%	(1%)	1,462	1,457	—%	—%
Coal	229	242	(5%)	(6%)	691	768	(10%)	(10%)
Grain and fertilizers	786	722	9%	8%	2,384	2,271	5%	4%
Intermodal	882	880	—%	—%	2,881	2,875	—%	—%
Automotive	217	237	(8%)	(9%)	688	687	—%	(1%)
Total freight revenues	3,922	3,820	3%	2%	12,212	11,933	2%	2%
Other revenues	188	167	13%	11%	476	424	12%	11%
Total revenues	4,110	3,987	3%	2%	12,688	12,357	3%	2%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,398	10,470	9%	9%	34,763	31,915	9%	9%
Metals and minerals	7,275	7,630	(5%)	(5%)	22,183	21,458	3%	3%
Forest products	5,323	5,719	(7%)	(7%)	16,843	17,529	(4%)	(4%)
Coal	4,908	5,421	(9%)	(9%)	14,839	17,234	(14%)	(14%)
Grain and fertilizers	15,072	14,528	4%	4%	46,690	45,138	3%	3%
Intermodal	11,793	11,048	7%	7%	38,538	35,918	7%	7%
Automotive	779	824	(5%)	(5%)	2,377	2,286	4%	4%
Total RTMs	56,548	55,640	2%	2%	176,233	171,478	3%	3%
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.36	7.24	2%	1%	7.32	7.31	—%	—%
Metals and minerals	6.90	6.75	2%	1%	7.03	7.18	(2%)	(3%)
Forest products	8.77	8.15	8%	6%	8.68	8.31	4%	4%
Coal	4.67	4.46	5%	4%	4.66	4.46	4%	4%
Grain and fertilizers	5.21	4.97	5%	4%	5.11	5.03	2%	1%
Intermodal	7.48	7.97	(6%)	(7%)	7.48	8.00	(6%)	(7%)
Automotive	27.86	28.76	(3%)	(4%)	28.94	30.05	(4%)	(4%)
Total freight revenue / RTM	6.94	6.87	1%	—%	6.93	6.96	—%	(1%)
Carloads (thousands) (3)
Petroleum and chemicals	158	156	1%	1%	485	468	4%	4%
Metals and minerals	243	264	(8%)	(8%)	730	749	(3%)	(3%)
Forest products	73	76	(4%)	(4%)	228	234	(3%)	(3%)
Coal	116	124	(6%)	(6%)	343	386	(11%)	(11%)
Grain and fertilizers	163	153	7%	7%	496	483	3%	3%
Intermodal	501	494	1%	1%	1,625	1,556	4%	4%
Automotive	50	59	(15%)	(15%)	159	172	(8%)	(8%)
Total carloads	1,304	1,326	(2%)	(2%)	4,066	4,048	—%	—%
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	5,310	4,859	9%	8%	5,249	4,987	5%	5%
Metals and minerals	2,066	1,951	6%	4%	2,137	2,057	4%	3%
Forest products	6,397	6,132	4%	3%	6,412	6,226	3%	2%
Coal	1,974	1,952	1%	—%	2,015	1,990	1%	1%
Grain and fertilizers	4,822	4,719	2%	1%	4,806	4,702	2%	2%
Intermodal	1,760	1,781	(1%)	(2%)	1,773	1,848	(4%)	(4%)
Automotive	4,340	4,017	8%	7%	4,327	3,994	8%	8%
Total freight revenue / carload	3,008	2,881	4%	3%	3,003	2,948	2%	1%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
4 CN | 2024 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of changes in tax laws including rate enactments, and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and nine months ended September 30, 2024, the Company's adjusted net income was $1,085 million, or $1.72 per diluted share, and $3,360 million, or $5.28 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2024 exclude a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.

For the three and nine months ended September 30, 2023, the Company's net income was $1,108 million, or $1.69 per diluted share, and $3,495 million, or $5.27 per diluted share, respectively. There were no adjustments in the third quarter and the first nine months of 2023.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2024	2023	2024	2023
Net income	$1,085	$1,108	$3,302	$3,495
Adjustments:
Loss on assets held for sale	—	—	78	—
Tax effect of adjustments (1)	—	—	(20)	—
Total adjustments	—	—	58	—
Adjusted net income	$1,085	$1,108	$3,360	$3,495
Diluted earnings per share	$1.72	$1.69	$5.19	$5.27
Impact of adjustments, per share	—	—	0.09	—
Adjusted diluted earnings per share	$1.72	$1.69	$5.28	$5.27
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
CN | 2024 Quarterly Review – Third Quarter 5

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except percentages	2024	2023	2024	2023
Operating income	$1,515	$1,517	$4,619	$4,779
Adjustment:
Loss on assets held for sale	—	—	78	—
Total adjustment	—	—	78	—
Adjusted operating income	$1,515	$1,517	$4,697	$4,779

Operating expenses	$2,595	$2,470	$8,069	$7,578
Total adjustment	—	—	(78)	—
Adjusted operating expenses	$2,595	$2,470	$7,991	$7,578

Operating ratio	63.1%	62.0%	63.6%	61.3%
Impact of adjustment	—%	—%	(0.6)%	—%
Adjusted operating ratio	63.1%	62.0%	63.0%	61.3%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2024 and 2023, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2024	2023	2024	2023
Net cash provided by operating activities	$1,774	$1,512	$4,704	$4,552
Net cash used in investing activities	(1,190)	(931)	(2,644)	(2,278)
Free cash flow	$584	$581	$2,060	$2,274

6 CN | 2024 Quarterly Review – Third Quarter

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.364 and $1.360 per US$1.00 for the three and nine months ended September 30, 2024, respectively, and $1.341 and $1.345 per US$1.00 for the three and nine months ended September 30, 2023, respectively. On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2024 would have been lower by $12 million ($0.02 per diluted share) and lower by $17 million ($0.03 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and nine months ended September 30, 2024:

	Three months ended September 30				Nine months ended September 30
In millions, except per share data	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$839	$(9)	$758	9%	$2,546	$(16)	$2,334	8%
Metals and minerals	502	(7)	515	(4%)	1,560	(13)	1,541	—%
Forest products	467	(6)	466	(1%)	1,462	(11)	1,457	—%
Coal	229	(2)	242	(6%)	691	(3)	768	(10%)
Grain and fertilizers	786	(7)	722	8%	2,384	(11)	2,271	4%
Intermodal	882	(4)	880	—%	2,881	(8)	2,875	—%
Automotive	217	(2)	237	(9%)	688	(5)	687	(1%)
Total freight revenues	3,922	(37)	3,820	2%	12,212	(67)	11,933	2%
Other revenues	188	(2)	167	11%	476	(4)	424	11%
Total revenues	4,110	(39)	3,987	2%	12,688	(71)	12,357	2%
Operating expenses
Labor and fringe benefits	795	(6)	773	(2%)	2,539	(10)	2,332	(8%)
Purchased services and material	566	(3)	534	(5%)	1,715	(8)	1,698	(1%)
Fuel	519	(7)	486	(5%)	1,579	(14)	1,528	(2%)
Depreciation and amortization	475	(3)	457	(3%)	1,403	(6)	1,354	(3%)
Equipment rents	93	(1)	89	(3%)	294	(3)	262	(11%)
Other	147	(1)	131	(11%)	461	(3)	404	(13%)
Loss on assets held for sale	—	—	—	—%	78	—	—	—%
Total operating expenses	2,595	(21)	2,470	(4%)	8,069	(44)	7,578	(6%)
Operating income	1,515	(18)	1,517	(1%)	4,619	(27)	4,779	(4%)
Interest expense	(230)	3	(185)	(23%)	(660)	5	(523)	(25%)
Other components of net periodic benefit income	114	—	121	(6%)	341	—	360	(5%)
Other income (loss)	10	—	(2)	600%	44	—	—	—%
Income before income taxes	1,409	(15)	1,451	(4%)	4,344	(22)	4,616	(6%)
Income tax expense	(324)	3	(343)	6%	(1,042)	5	(1,121)	7%
Net income	$1,085	$(12)	$1,108	(3%)	$3,302	$(17)	$3,495	(6%)
Diluted earnings per share	$1.72	$(0.02)	$1.69	1%	$5.19	$(0.03)	$5.27	(2%)
CN | 2024 Quarterly Review – Third Quarter 7

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2024 and 2023, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2024	2023
Debt		$20,698	$18,382
Adjustments:
Operating lease liabilities, including current portion (1)		363	429
Pension plans in deficiency (2)		356	351
Adjusted debt		$21,417	$19,162
Net income		$5,432	$4,915
Interest expense		859	676
Income tax expense		784	1,582
Depreciation and amortization		1,866	1,805
Operating lease cost (3)		153	147
Other components of net periodic benefit income		(460)	(484)
Other loss (income)		(178)	2
Adjustment:
Loss on assets held for sale (4)		78	—
Adjusted EBITDA		$8,534	$8,643
Adjusted debt-to-adjusted EBITDA multiple (times)		2.51	2.22
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to a loss of $78 million on assets held for sale recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See Note 4 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for additional information.
8 CN | 2024 Quarterly Review – Third Quarter